Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

06011896

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 22 2006
WASH. D.C. 160

Our Ref: LB/CS/24/3

Your Ref: 82-2782

20 March 2006

SUPPL

Dear Sirs

RE: Stock Exchange Announcement

Please find attached copies of stock exchange announcements issued on behalf of Kelda Group plc as follows:

- Transaction in Own Shares x 5 (From 13 March to 17 March 2006)
- Holding(s) in Company

These document(s) are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
MAR 23 2006
THOMSON
FINANCIAL

dlw 3/23

Regulatory Announcement

Go to market news section

KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:27 17-Mar-06
Number	PRNUK-1703

Kelda Group plc announces that on 17 March 2006 it purchased for cancellation 325,000 of its ordinary shares at a price of 791.7572p per share from JPMorgan Cazenove Limited.

END

Close

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:16 16-Mar-06
Number	PRNUK-1603

KeldaGroup

Kelda Group plc announces that on 16 March 2006 it purchased for cancellation 375,000 of its ordinary shares at a price of 788.0473p per share from JPMorgan Cazenove Limited.

END

Close

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:03 15-Mar-06
Number	PRNUK-1503

KeldaGroup

Kelda Group plc announces that on 15 March 2006 it purchased for cancellation 300,000 of its ordinary shares at a price of 798.149p per share from JPMorgan Cazenove Limited.

END

Close

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:22 14-Mar-06
Number	PRNUK-1403

KeldaGroup

Kelda Group plc announces that on 14 March 2006 it purchased for cancellation 175,000 of its ordinary shares at a price of 797.59p per share from JPMorgan Cazenove Limited.

END

Close

Regulatory Announcement

Go to market news section

KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:41 13-Mar-06
Number	PRNUK-1303

Kelda Group plc announces that on 13 March 2006 it purchased for cancellation 325,000 of its ordinary shares at a price of 789.5194p per share from JPMorgan Cazenove Limited.

END

Close

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	14:26 16-Mar-06
Number	PRNUK-1603

Kelda Group plc announces that it has received notification today, dated 15 March 2006, from Deutsche Bank AG, and its subsidiary companies, that they no longer have a notifiable interest in the ordinary shares of Kelda Group plc.

END

Close